UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Date of Report (Date of earliest event reported): May 31, 2016

NORTECH SYSTEMS INCORPORATED

(Exact name of registrant as specified in charter)

Minnesota	0-13257	41-16810894
(State or other jurisdiction	(Commission	IRS Employer
of incorporation)	File Number)	Identification No.)

7650 Meridian Cir N #150

Maple Grove, MN 55369

Wayzata, MN 55391

(Address of principal executive offices)

(952) 345-2244

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed from last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, And provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2015 filed herewith as Exhibit 1.01, is available at http://www.nortechsys.com/nortech-advantage/quality-and-compliance.

Exhibit 1.01 — Conflict Minerals Report as required by item 1.01 and 1.02 of this form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016

Nortech Systems Incorporated
(Registrant)

/s/ Paula M. Graff
Paula M. Graff, CFO